UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-184090

CityCenter Holdings, LLC

(Exact name of registrant as specified in its charter)

4882 Frank Sinatra Drive

Las Vegas, Nevada 89158

(702) 590-7111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.625% Senior Secured First Lien Notes due 2016 and

10.750%/11.50% Senior Secured Second Lien PIK Toggle Notes due 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

7.625% Senior Secured First Lien Notes due 2016: 55

10.750%/11.50% Senior Secured Second Lien PIK Toggle Notes due 2017: 47

Pursuant to the requirements of the Securities Exchange Act of 1934 CityCenter Holdings, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 14, 2013	CITYCENTER HOLDINGS, LLC

		By:	Project CC, LLC
Its Managing Member

		By:	/s/ Christopher Nordling
		Name:	Christopher Nordling
		Title:	Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.